ProLogis
4545 Airport Way
Denver, CO 80239
June 26, 2008
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008
Form 10-K/A for the year ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2008
File No. 1-12846
Dear Mr. Gordon:
     We are writing in response to your letter dated June 5, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on ProLogis’s (the “Company”) (a) Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2008, (b) Form 10-K/A for the year ended December 31, 2007 filed with the SEC on March 17, 2008 (such 10-K/A, together with the original 10-K, the “10-K”), and (c) Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2008. We have carefully considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for the year ended December 31, 2007
Same Store Analysis, page 38
1.      We have read and reviewed your response. You are attempting to present multiple non-GAAP financial measures. For the same store portfolio-rental income and rental expenses measures you are adding 100% of rental revenues earned and rental expenses incurred from your unconsolidated investees. Please revise as this is not appropriate as this amount does not represent your rental revenues and rental expenses. In addition, please revise to reconcile same store — net operating income to operating income as presented on your consolidated statements of earnings and comprehensive income as this is the most comparable measure included in the financial statements. For reference see Item 10(e) of Regulation S-K.
     On June 16, 2008, Mr. Bill Sullivan and Mr. Jeff Finnin, the Company’s Chief Financial Officer and Chief Accounting Officer, respectively, spoke with Daniel Gordon and Jonathan Wiggins about the proposed disclosure of same-store information in future filings. As we discussed, we include the results of our unconsolidated investees in our same store analysis due to our business model. We develop properties and then contribute such properties to unconsolidated investees but we continue to manage these properties after contribution and, as such, they are included in our same store analysis. We believe this presentation is more meaningful to investors because it more accurately represents our total portfolio of properties in which we invest and manage and it presents a more comprehensive and accurate reflection of the global rental markets in which we operate.
     The following presentation reflects the outcome of our conversation with the Staff and is our proposed disclosure to provide on a prospective basis in future filings. As discussed, we have separated the amounts included in the same store analysis and reflected them under the separate headings of “Consolidated” and “Unconsolidated Investees”, we added Footnote (3) to the table to clearly disclose that the total amounts include the results of the properties owned by our unconsolidated investees and managed by us and we added the detail reconciliation to net operating income. As we agreed, we will not add a further reconciliation to operating income since we have reconciled to rental income, rental expenses and net operating income as disclosed in or computed from our consolidated statements of earnings, which are the most comparable measures included in our financial statements.
     Although we discussed adding a sub-total for the consolidated amounts, after further review we believe this would be a misleading and confusing presentation for investors. A property that meets the definition to be included in the same store portfolio on an aggregate basis, would not always meet that definition if the same store portfolio was calculated on a stand alone basis for us or the unconsolidated investees. For example, if ProLogis contributed a property to an unconsolidated investee on January 1, 2008, the rental income and expenses of that property would be included in our consolidated rental income and expenses for the three months ended March 31, 2007 and in the rental income and expenses of the unconsolidated investee for the three months ended March 31, 2008. On a combined basis it would be appropriate to include the results in a same store analysis, but on a ProLogis consolidated basis it would not be appropriate and would misrepresent the same store analysis, as the pools of properties are not consistent. We have further disclosed this in Footnote (1) to the table. Our example using our information from the quarter ended March 31, 2008 and 2007 is as follows:
     Same Store Analysis
     We evaluate the operating performance of the operating properties we own and manage using a “same store” analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of changes in the composition of the portfolio on performance measures. We include properties owned by us, and properties owned by the property funds and industrial CDFS joint ventures that are managed by us (referred to as “unconsolidated investees”), in our same store analysis. We have defined the same store portfolio, for the three months ended March 31, 2008, as those operating properties that were in operation at January 1, 2007 and have been in operation throughout the full periods in both 2008 and 2007. We have removed all properties that were disposed of to a third party from the population for both periods. We believe the factors that impact rental income, rental expenses and net operating income in the same store portfolio are the same as for the total portfolio. In order to derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the current exchange rate to translate from local currency into US dollars, for both periods, to derive the same store results. The same store portfolio, for the three months ended March 31, 2008, aggregated 2,217 buildings containing 378.1 million square feet.
     The following is a reconciliation of our consolidated rental income, rental expenses and net operating income, as included in our Consolidated Financial Statements in Item 1, to the respective amounts in our same store portfolio analysis.

	For the Three Months Ended
	March 31,
			Percentage
	2008	2007	Change
Rental Income (1)(2)
Consolidated:
Rental income per our Consolidated Statements of Earnings and Comprehensive Income	$268,859	$256,549
Adjustments to derive same store results:
Rental income of properties not in the same store portfolio — properties developed & acquired during the period	(41,695)	(17,837)
Rental income of properties in our Other Segment, not included in the same store portfolio — see Note 12	(11,077)	(8,992)
Effect of changes in foreign currency exchange rates and other	(646)	130

Unconsolidated investees :
Rental income of properties managed by us and owned by our unconsolidated investees	353,757	304,096
Effect of changes in foreign currency exchange rates and other	—	2,750

Same store portfolio — rental income (2)(3)	$569,198	$536,696	6.1%

Rental Expenses (1)(4)
Consolidated:
Rental expenses per our Consolidated Statements of Earnings and Comprehensive Income	$91,256	$67,366
Adjustments to derive same store results:
Rental expenses of properties not in the same store portfolio — properties developed & acquired during the period	(15,944)	(5,389)
Rental expenses of properties in our Other Segment, not included in the same store portfolio — see Note 12	(2,292)	(2,885)
Effect of changes in foreign currency exchange rates and other	(10,622)	962

Unconsolidated investees :
Rental expenses of properties managed by us and owned by our unconsolidated investees	75,314	58,114
Effect of changes in foreign currency exchange rates and other	—	678

Same store portfolio — rental expenses (3)(4)	$137,712	$118,846	15.9%

Net Operating Income (1)
Consolidated:
Net operating income per our Consolidated Statements of Earnings and Comprehensive Income	$177,603	$189,183
Adjustments to derive same store results:
Net operating income of properties not in the same store portfolio — properties developed & acquired during the period	(25,751)	(12,448)
Net operating income of properties in our Other Segment, not included in the same store portfolio — see Note 12	(8,785)	(6,107)
Effect of changes in foreign currency exchange rates and other	9,976	(832)

Unconsolidated investees :
Net operating income of properties managed by us and owned by our unconsolidated investees	278,443	245,982
Effect of changes in foreign currency exchange rates and other	—	2,072

Same store portfolio — net operating income (3)	$431,486	$417,850	3.3%

(1)	As discussed above, our same store portfolio aggregates properties from our consolidated portfolio and properties owned by the property funds and industrial CDFS joint ventures that are managed by us and in which we invest. During the periods presented, certain properties owned by us were contributed to an unconsolidated investee and are included in the same store portfolio on an aggregate basis. Neither our consolidated results nor that of the unconsolidated investees, when viewed individually, would be comparable on a same store basis due to the changes in composition of the respective portfolios from period to period (i.e., the results of a contributed property would be included in our consolidated results through the contribution date and in the results of the unconsolidated investee subsequent to the contribution date).

(2)	Rental income in the same store portfolio includes straight-line rents and rental recoveries, as well as base rent. We exclude the net termination and renegotiation fees from our same store rental income to allow us to evaluate the growth or decline in each property’s rental income without regard to items that are not indicative of the property’s recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recognized due to the adjustment to straight-line rents over the lease term. The adjustments to remove these items are included as “effect of changes in foreign currency exchange rates and other” in the tables above.

(3)	These amounts include rental income, rental expenses and net operating income of both our consolidated properties and those properties owned by our unconsolidated investees and managed by us.

(4)	Rental expenses in the same store portfolio include the direct operating expenses of the property such as property taxes, insurance, utilities, etc. In addition, we include an allocation of the property management expenses for our direct-owned properties based on the property management fee that is provided for in the individual management agreements under which our wholly owned management company provides property management services to each property (generally, the fee is based on a percentage of revenues). On consolidation, the management fee income earned by the management company and the management fee expense recognized by the properties are eliminated and the direct costs of providing property management services are recognized as part of our consolidated rental expenses. These include the costs to manage the properties we own directly and the properties owned by our unconsolidated investees. These expenses fluctuate based on the level of properties included in the same store portfolio and any adjustment is included as “effect of changes in foreign currency exchange rates and other” in the above table. In addition, in the three months ended March 31, 2008, we recognized a $6.0 million increase in insurance expense due to a tornado that struck certain properties owned by us and the property funds, which we insure through our insurance company. This amount is included as “effect of changes in foreign currency exchange rates and other” in the tables above.
* * * * *
     Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.

Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer